UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

HearUSA, Inc.
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

422360305
(CUSIP Number)

Ozarslan A. Tangun c/o Patara GP, LLC
5050 Quorum Drive, Suite 312
Dallas, Texas 75254
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422360305

1.	NAME OF REPORTING PERSON:

Patara Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,450,932*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,450,932*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,932*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*

14.	TYPE OF REPORTING PERSON (See Instructions)

PN

*For purposes of Section 13(d) of the Act, the Reporting Person may be deemed to constitute a group with William M. Sams and, if so, would beneficially own 3,275,932 Shares representing 7.3% of such class.

CUSIP No. 422360305

1.	NAME OF REPORTING PERSON:

Patara Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,450,932*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,450,932*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,932*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*

14.	TYPE OF REPORTING PERSON (See Instructions)

PN

* For purposes of Section 13(d) of the Act, the Reporting Person may be deemed to constitute a group with William M. Sams and, if so, would beneficially own 3,275,932 Shares representing 7.3% of such class.

CUSIP No. 422360305

1.	NAME OF REPORTING PERSON:

Patara Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,450,932*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,450,932*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,932*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*

14.	TYPE OF REPORTING PERSON (See Instructions)

PN

* For purposes of Section 13(d) of the Act, the Reporting Person may be deemed to constitute a group with William M. Sams and, if so, would beneficially own 3,275,932 Shares representing 7.3% of such class.

CUSIP No. 422360305

1.	NAME OF REPORTING PERSON:

William M. Sams

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,825,000*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,825,000*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,825,000*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*

14.	TYPE OF REPORTING PERSON (See Instructions)

IN

* For purposes of Section 13(d) of the Act, the Reporting Person may be deemed to constitute a group with the other Reporting Persons hereto and, if so, would beneficially own 3,275,932 Shares representing 7.3% of such class.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock (the “Shares”) of HearUSA, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1250 Northpoint Parkway, West Palm Beach, Florida, 33407.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by (1) Patara Capital, LP, a Delaware limited partnership (the “Partnership”); (2) Patara Partners, LP, the general partner (the “General Partner”) of the Partnership and also a Delaware limited partnership; (3) Patara Capital Management, LP, the investment manager (the “Investment Manager”) of the Partnership and also a Delaware limited partnership; and (4) William M. Sams, an individual investor, (the Partnership, the General Partner, the Investment Manager, and William M. Sams, collectively the “Reporting Persons”).

(b) The principal business address for each of the Partnership, General Partner and the Investment Manager is 5050 Quorum Drive, Suite 312, Dallas, Texas 75254.  The principal business address for William M. Sams is 750 N Saint Paul Street, Suite 1650, Dallas, Texas 75201.

(c) The principal business of the Partnership is investing in securities. The principal business of the General Partner is managing the Partnership. The principal business of the Investment Manager is providing investment advice.  The principal business of William M. Sams is investment management.

(d, e) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Partnership, General Partner and Investment Manager may be deemed to beneficially own 1,450,932 Shares.  As of the date hereof, William M. Sams may be deemed to beneficially own 1,825,000 Shares.

The cost of the Shares beneficially owned by the Partnership, General Partner and Investment Manager was $1,845,771. The cost of the Shares beneficially owned by William M. Sams was $2,577,863.70.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes because the Reporting Persons believe that the common stock of the Issuer is undervalued in the marketplace and represents an attractive investment opportunity.  Moreover, Ozarslan A. Tangun, the managing member of the General Partner and Investment Manager, has submitted a letter to the Issuer requesting that he be considered for the Issuer’s board of directors.

The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

In addition, the Reporting Persons may continue to engage in communications with one or more shareholders, officers or directors of the Issuer, including, but not limited to, discussions regarding the Issuer's operations and strategic direction.  Except as set forth above, the Reporting Persons do not have any plans with respect to the items enumerated in the instructions to Item 4 of Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, and/or change their purpose.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a,b) As of the date hereof, the Partnership may be deemed to be the beneficial owner of 1,450,932 Shares, constituting 3.2% of the Shares of the Issuer, based upon 44,824,915 Shares deemed outstanding, as stated by the Issuer to the Reporting Persons.

The Partnership has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,450,932 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,450,932 Shares.

(a,b) As of the date hereof, the General Partner may be deemed to be the beneficial owner of 1,450,932 Shares, constituting 3.2% of the Shares of the Issuer, based upon 44,824,915 Shares deemed outstanding, as stated by the Issuer to the Reporting Persons.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,450,932 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,450,932 Shares.

(a,b) As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 1,450,932 Shares, constituting 3.2% of the Shares of the Issuer, based upon 44,824,915 Shares deemed outstanding, as stated by the Issuer to the Reporting Persons.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,450,932 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,450,932 Shares.

(a,b) As of the date hereof, William M. Sams may be deemed to be the beneficial owner of 1,825,000 Shares, constituting 4.1% of the Shares of the Issuer, based upon 44,824,915 Shares deemed outstanding, as stated by the Issuer to the Reporting Persons.

William M. Sams has the sole power to vote or direct the vote of 1,825,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,825,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Partnership, General Partner and Investment Manager with respect to the Issuer is set forth in Exhibit 1.  William M. Sams had no reportable transactions in the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit 1

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

March 27, 2009
PATARA CAPITAL, LP* By: Patara Partners, LP, its general partner By: Patara GP, LLC, its general partner

	By:	/s/ Ozarslan A. Tangun
	Name:	Ozarslan A. Tangun
	Title:	Managing Member

PATARA PARTNERS, LP*
By: Patara GP, LLC, its general partner

	By:	/s/ Ozarslan A. Tangun
	Name:	Ozarslan A. Tangun
	Title:	Managing Member

PATARA CAPITAL MANAGEMENT, LP*
	By:	Patara GP, LLC, its general partner

	By:	/s/ Ozarslan A. Tangun
	Name:	Ozarslan A. Tangun
	Title:	Managing Member

WILLIAM M. SAMS

	By:	/s/ William M. Sams
	Name:	William M. Sams

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons’ pecuniary interest therein.

EXHIBIT 1

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY THE PARTNERSHIP, GENERAL PARTNER AND
INVESTMENT MANAGER

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
15-Jan-09	200	0.590
30-Jan-09	5754	0.672
02-Feb-09	(600)	0.670
04-Feb-09	200	0.620
20-Feb-09	(300)	0.530
23-Feb-09	1300	0.515
23-Feb-09	8000	0.499
24-Feb-09	11380	0.512
24-Feb-09	(200)	0.540
27-Feb-09	1900	0.604
09-Mar-09	4958	0.381
10-Mar-09	2500	0.454
11-Mar-09	200	0.520

SK 25445 0001 978244 v4